Mail Stop 3561

September 26, 2007

Mr. Corrado De Gasperis
Chief Executive Officer
Symmetry Holdings Inc.
28 West 44th Street, 16th Floor
New York, New York 10036

> **Re: Symmetry Holdings Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed September 17, 2007**
> **File No. 001-33342**

Dear Mr. De Gasperis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment two of our letter dated September 14, 2007 and we reissue in part our prior comment. Please briefly disclose in the forepart of the proxy statement and in more detail in the "The Arrangement Agreement" section or other appropriate sections, the explanation you provide in your

response. Please clearly disclose the reasons why Novamerican is required to have $91 million of cash on hand at closing. Please clearly disclose whether this cash on hand at closing will be used to immediately repay the $91 million intra-day closing day facility.

2. Please explain in appropriate sections of the proxy statement, the impact upon Novamerican's operation in removing $91 million of cash on hand from the company in order to pay the intra-day closing facility. Also, explain the impact upon Novamerican's business in selling the assets in this regard.

3. We note your response to comment eleven of our previous letter. In an appropriate section(s) of the proxy statement, please describe in detail the possible payment structure under the ABL Facility and Senior/Notes Bridge Facility at the time of their maturity. Please include any related risk factors. We may have further comment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ronald E. Alper at 202-551-3329, or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233, with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Todd Mason, Esq.
Fax: 212-983-3115
Karen Narwold, Esq.
Fax: 646-429-1541